Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, including the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”). These principles are substantially the same as United States’ generally accepted accounting principles. Notes to the financial statements on pages 7 to 11 inclusive should be referred to as supplementary information to this discussion and analysis.

This analysis should be read in conjunction with Central Fund’s audited October 31, 2011 annual financial statements prepared in accordance with Canadian GAAP and included in its 2011 Annual Report and the accompanying MD&A.

Certain statements in this report may constitute forward-looking information under applicable securities laws. Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts. In particular, statements regarding the Company’s objectives and strategies are forward-looking statements. These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect. Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2011 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures in place that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the nine months ended July 31, 2012.

Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at July 31, 2012 and October 31, 2011.

Financial Results – Change in Net Assets

Net assets decreased by $284.2 million or 5.4% during the three months ended July 31, 2012 primarily as a result of decreases in the prices of gold and silver during the period of 1.8% and 9.6% respectively.

Net assets decreased by $646.3 million or 11.5% during the nine months ended July 31, 2012, primarily as a result of decreases in the prices of gold and silver during the period of 5.8% and 17.6% respectively.

 The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended
	(in U.S.$)
	July 31, 2012	Apr. 30, 2012	Jan. 31, 2012	Oct. 31, 2011
Change in unrealized appreciation of holdings	$(280.5)	$(341.9)	$(12.0)	$(256.4)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(284.2)	$(346.1)	$(16.0)	$(260.7)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(1.12)	$(1.36)	$(0.06)	$(1.02)

Total net assets	$4,974.5	$5,258.7	$5,604.9	$5,620.9

	July 31, 2011	Apr. 30, 2011	Jan. 31, 2011	Oct. 31, 2010
Change in unrealized appreciation of holdings	$(509.6)	$1,897.7	$255.3	$741.2
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(513.7)	$1,893.7	$252.1	$738.5
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(2.02)	$7.80	$1.06	$3.10

Total net assets	$5,884.1	$6,397.6	$4,158.8	$3,906.8

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.

AcG-18 requires Central Fund to record changes in unrealized appreciation of holdings in income. Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended July 31, 2012 was $284.2 million compared to $513.7 million for the comparative period in 2011. For the nine months ended July 31, 2012, the net loss, inclusive of the change in unrealized appreciation of holdings, was $646.3 million compared to net income of $1.6 billion for the same period in 2011. Virtually all of the net loss for both the three and nine month periods ended July 31, 2012 represents the change in the unrealized appreciation of gold and silver holdings. Certain expenses, such as administration fees, which are scaled, and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are calculated monthly based on the net assets at each month-end, increased by $166,442 during the nine month period ended July 31, 2012 as compared to the same period in 2011. This increase in administration fees was a result of the increase in net assets generated by the April 2011 public offering as discussed in Note 4 to the financial statements. Similarly, safekeeping fees increased by $259,871 for the nine month period ended July 31, 2012.

Expenses as a percentage of average month-end net assets (the “expense ratio”) were 0.08% for the three months ended July 31, 2012 compared to 0.07% for the same period in 2011. The expense ratio for the nine month periods ended July 31, 2012 and 2011 remained unchanged at 0.23%. For the twelve month period ended July 31, 2012, the expense ratio was 0.31% compared to 0.30% for the same twelve month period ended July 31, 2011. Those expense ratios that have slightly increased did so primarily due to a reduction in net assets that occurred in the relevant periods.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash and short-term deposits in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the nine months ended July 31, 2012, Central Fund’s cash and short-term deposits decreased by $14.9 million to $57.7 million. This decrease was a result of the amounts used to pay expenses and the year-end Class A share dividend. The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times.

Administrator and Other Related Party Information

Please refer to Note 5 commencing on page 8 of this interim report.

Future Accounting Policy

Please refer to Note 10 on page 11 of this interim report.

Additional Information

This MD&A is dated August 22, 2012. Additional information relating to the Company, including its Annual Information Form and 2011 Annual Report, is available on the SEDAR website at www.sedar.com.